CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 33-85012, 333-62013, 33-61111, 333-41376, 333-43486, and 333-1000574) of Churchill Downs Incorporated of our report dated December 31, 2003 relating to the financial statements and financial statement schedules, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

Louisville, Kentucky
March 11, 2004

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